

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2015

<u>Via Email</u>
Andrew Gilchrist
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

> **Re: Reynolds American Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Forms 8-K filed February 10, 2015, April 17, 2015 and July 28, 2015**
> **File No. 001-32258**

Dear Mr. Gilchrist:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Melissa Raminpour

                              Melissa Raminpour
                              Accounting Branch Chief
                              Office of Transportation and Leisure